Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Dear Fellow Employees,

This morning we announced that American Airlines and US Airways will combine to create the new American Airlines, a premier global carrier. This is an exciting and historic day and you should take pride in your hard work and dedication to our customers, which have enabled us to achieve this goal. The combined company will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace.

This merger is a result of your hard work to make US Airways the terrific airline it is today. We have achieved records in nearly every operating metric, including key customer reliability metrics of on-time performance and baggage handling. And we have accomplished this while generating our best-ever financial results. Congratulations!

Because of your efforts, we are able to choose the best path forward. In American Airlines, we have found the right partner to deliver significant value for you and for all of our stakeholders.

The transaction will combine American Airlines’ and US Airways’ complementary flight networks and provide more options for our customers. We will become the largest airline in the world and a highly competitive alternative for air travelers as they weigh their options amongst other global carriers. The new airline will retain the iconic, globally recognized American Airlines brand.

Other key points to today’s announcement:

•	The company will be headquartered in Dallas-Fort Worth while maintaining a significant corporate and operational presence in Phoenix.
•	The combined airline will offer more than 6,700 daily flights to 336 destinations in 56 countries.
•

The combined company is expected to maintain all hubs currently served by American Airlines and US Airways and expand service from those hubs to offer increased service to existing markets and service to new cities.

•	American Airlines’ landmark agreements with Airbus and Boeing, designed to transform the new American Airlines fleet over the next four years, will solidify its fleet plan into the next decade.
•	The combined airline will enhance connectivity with oneworld® Alliance partners, creating more options for travel and benefits both domestically and internationally.
•	Together, we will provide an industry-leading travel experience through innovative initiatives intended to increase comfort and connectivity for all customers.

Unlike other transactions that are premised on excessive cost cuts, this merger is about the opportunities to grow revenues, which will also create more opportunities for employees as the combined airline flies more people to more places.

What This Means for US Airways Employees

The benefits of an American Airlines-US Airways combination for employees have been a focus of ours since we started contemplating this transaction. Employees from both companies have demonstrated their enthusiasm for this merger and played a significant role in facilitating the combination. As previously announced, the unions representing American Airlines pilots, flight attendants and ground employees, as well as the union representing US Airways pilots, have agreed to terms for improved collective bargaining agreements effective upon the closing of the merger.

In addition, the union representing US Airways flight attendants has reached a tentative agreement which includes support for the merger. American’s unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols. This was an important step in this process, and they provide the framework to govern the terms of employment and integration for pilot and flight attendant unions of both companies.

Employees of the combined airline will benefit from being part of a company with a more competitive and stable financial foundation, which will create greater opportunities over the long term. The merger will provide the path to improved compensation and benefits for employees. Importantly, the unions’ agreements represent an enhancement to compensation and benefits currently in place for US Airways employees. Furthermore, all employees of American Airlines and US Airways will also enjoy reciprocal travel privileges as quickly as possible.

This merger is great for all constituents, but I am particularly pleased for the employees of US Airways. You all have done an amazing job of transforming US Airways and I am confident we are all ready to move forward together as the new American. I have gotten to know a number of employees at American Airlines and I am certain that our combination will create the most capable and energetic team in the industry. I am looking forward to being a part of that team along with you.

What Happens Next? It’s Business As Usual

Until the transaction is complete, American Airlines and US Airways will remain separate companies, and it will be business as usual for all of us. The key to our success has been – and will continue to be – you. As we move forward, we ask that you continue to focus on your day-to-day responsibilities, and on providing our passengers with the industry-leading service they expect from US Airways.

As in any transaction of this size, the integration process will take time. In the coming weeks, we will establish a transition-planning team. We will also communicate more information to you as quickly as we can on our transition plans.

In terms of immediate next steps, the transaction must be approved by the bankruptcy court, and is subject to regulatory approvals, customary closing conditions and approval by US Airways shareholders. All of that work will take place over the coming months and we expect the merger to close in the third quarter of 2013.

Keeping You Informed

Today’s announcement will generate lots of questions. To help answer those, we have attached some FAQs and have posted additional information on Wings. Please look for at the special editions of AboutUS and US News Now that were distributed this morning. Although I will be making this announcement from Dallas/Fort-Worth with Tom, I will be returning to Phoenix/Tempe this evening to host an employee meeting at Headquarters. Right now we are targeting that town hall meeting to start at 5:00 pm MT, and similar to how we conduct our quarterly State of the Airline earnings calls, we will webcast that live so that those who cannot attend can listen in and submit questions during the meeting itself.

I also encourage you to visit our new joint website, www.newAmericanarriving.com, which includes more information about the benefits of the transaction as well as relevant employee and customer information. This website will be updated regularly and we will also provide updated FAQs as you submit those through our normal mechanism (corporate.communications@usairways.com).

Together we are running a great airline that is profitable and stable in a constantly evolving market, which is a testament to your hard work and dedication. You have helped position US Airways to choose this path, and I know you share my excitement about the opportunities ahead. Thank you for all you have done to make today’s announcement possible. It’s an honor and a privilege to work with each of you.

Sincerely,

Doug

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Dear INSERT,

This morning we announced that American Airlines and US Airways will combine to create the new American Airlines, a premier global carrier. The combined company will retain the iconic, globally recognized American Airlines brand and have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace.

As always, communicating with our employees is a top priority, and you are a key to the success of keeping our team informed. We have a number of all-employee communications planned, including a message from me and a special edition of AboutUS. We will also have several webcasts throughout the day that employees can access, including:

•	An analyst conference call: 6:30 am MT
•	A press conference (via a dial-in): 9:00 am MT
•	An all-employee meeting at Corporate Headquarters at 5:00 pm MT

Replays of these meetings will be available through Wings – please encourage your employees to listen to them as time permits. However, we also ask that you please space out the time when employees log on to these webcasts/replays, in order to ensure that we are not distracted and continue normal operations.

Many members of our leadership team will be at our hubs and other key places today and in the days ahead to meet with employees and answer questions. We will also be meeting with employees in the days and weeks ahead.

To help you answer questions from employees and customers, attached please find a set of talking points and an employee FAQ. For frontline employees, please share the attached customer-facing messages to prepare them for questions from our customers.

In addition, there a few things you can do on a daily basis to ensure the success of this process, including:

•	Actively and visibly support the combination. How you react will set the tone for the employees under your supervision.

•

Encourage your employees to think constructively. Until the merger is completed, we are still an independent airline, and it remains business as usual – nothing will immediately change. The most important thing all of us can do is to focus on continuing to provide our passengers with the safety, care and reliable service they expect from US Airways.

•

Keep employees focused on their jobs – especially on SAFETY. It is important to emphasize that we must not allow any activities or speculation associated with the combination to distract us from doing our jobs well and serving our customers with safety as our top priority.

In terms of next steps, the transaction must be approved by the bankruptcy court, and is subject to regulatory approvals, customary closing conditions and approval by US Airways shareholders. We expect the combination to be completed in the third quarter of 2013.

Remember, we are very early in the merger process and many day-to-day operational and policy decisions have yet to be considered. Of course, we will work to keep our entire workforce informed through employee meetings, on Wings as well as our new joint website, www.newAmericanarriving.com, which includes more information about the benefits of the transaction as well as relevant employee and customer information.

You should also review the special editions of AboutUS and US News Now that you received this morning. Please send any feedback you receive from your employees to corporate.communications@usairways.com.

Together we are running a great airline, and I hope you share my excitement about the opportunities ahead. As always, thank you for your continued leadership.

Sincerely,

Doug

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US

Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

AMR-US Airways Merger Director and Above TPs For Use With Employees

Benefits of Combination

•	We are excited about this merger, which creates a premier global carrier, and are confident that this transaction is the best path forward for US Airways.

•

With more than 6,700 daily flights offered to 336 destinations in 56 countries, the combined company will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace.

•	The result for consumers is a highly competitive alternative to other global carriers.

•	We will provide the most service across the East Coast and Central regions of the U.S., including the East Coast shuttle, and expand our presence and further strengthen our network on the West Coast.

•

The combined company is expected to maintain all hubs currently served by American Airlines and US Airways, with increased service to existing markets and service to new cities. As a result, customers of both airlines can enjoy the same connections they always have—plus many more—as our networks come together.

•

In addition, American Airlines’ landmark agreements with Airbus and Boeing, designed to transform the new American Airlines fleet over the next four years, will solidify its fleet plan into the next decade.

•	In short, we are creating a combination where our travelers will be able to enjoy more choices and increased service to more destinations around the world.

•

The new airline will retain the iconic, globally recognized American Airlines brand, and will be headquartered in Dallas-Fort Worth, maintaining a significant corporate and operational presence in Phoenix.

•	Doug Parker will serve as Chief Executive Officer of the combined company and a member of the Board of Directors.

•	Tom Horton will serve as Chairman of the Board through the company’s first annual meeting of shareholders, at which time Doug will assume the additional position of Chairman of the Board.

What This Means for You

•

First, it is important to recognize all of our employees who have made our airline a success. US Airways’ success has been due to your efforts, and we wouldn’t be in the strong position that we are in today without your dedication to the company. Thank you.

•	Employees of the combined airline will benefit from being part of a company with a more competitive and stable financial foundation, which will create greater opportunities over the long term.

•

Also, as previously announced, the unions representing American Airlines pilots, flight attendants and ground employees, as well as the union representing US Airways pilots, have agreed to terms for improved collective bargaining agreements effective upon the closing of the merger. In addition, the union representing US Airways flight attendants has reached a tentative agreement that includes support for the merger.

•	The American Airlines unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols.

•	This is key to the successful integration of our two great companies and echoes the wide-spread employee support the merger.

•

The merger will provide the path to improved compensation and benefits. We are pleased to have the support of the unions at both airlines and thank them and their leadership for their hard work and vision.

•	Furthermore, all employees of American Airlines and US Airways will receive reciprocal travel privileges as quickly as possible.

Next Steps

•

We recognize that many of you have questions about today’s announcement, and in the immediate future, it will remain business as usual until the transaction closes, which we anticipate will happen in the third quarter of 2013.

•

It is important to remember that until the transaction closes, US Airways and American Airlines will continue to operate as independent companies and it will be business as usual as we continue to execute on our strategic plans.

•	We anticipate a seamless transition for all US Airways and American Airlines customers, and they won’t see any changes to the service they receive from us.

•	I’d also like to stress that since we have only just announced the transaction, most decisions about the combined company have not been made at this time.

•

As I mentioned before, this combination is about growth, and that as a combined company, we will have a stronger financial and growth profile, which will provide greater professional opportunities and stability for our employees.

•	During the pre-close integration efforts, there will be no impact to the vast majority of employees’ any day-to-day responsibilities, and we should remain focused on our ongoing business objectives.

•

During the period between the signing and closing of the transaction, a transition-planning team comprised of leaders from both companies will develop a carefully constructed integration plan to help assure a smooth and sustainable transition.

•	As we move through this process, we will continue to keep you informed on important developments.

Plan for Today

•	We encourage you to participate in and/or listen to the following events. Please note that replays of these meetings will be available through Wings:
o	An analyst conference call: 6:30 am MT
o	A joint press conference from DFW: 9:00 am MT
o	US Airways town hall meeting today at CHQ at 5:00 pm MT

•	In addition, we encourage you to visit our new joint website, www.newAmericanarriving.com, where you will find additional information and resources about today’s announcement.

•	You should also review the special editions of AboutUS and US News Now that you received this morning.

•	Please send any questions to corporate.communications@usairways.com.

•	Given the importance of this transaction, everyone should be very careful in discussing this transaction publicly outside the company. It is important for the company to speak with one voice.

•	We must effectively communicate the dynamic opportunities this transaction will create for our company, our customers and other important stakeholders.

•

We are already in the process of updating our customers to ensure we touch as many people as possible on day one. It is business as usual – we will focus on continuing to provide our passengers with the safety, care and reliable service they expect from US Airways.

•	Finally, until the transaction closes, we will continue to operate as two independent companies and compete as we do today.

Conclusion

•

We hope that you share our enthusiasm about the combination of US Airways and American Airlines. I would like to thank all of you for your hard work and dedication – we are counting on each of you to stay focused on serving our customers.

•	I look forward to working together to make this transaction a success.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Webcasts Today!

•      Analyst Conference Call: 6:30 am MT

-    Webcast: INSERT LINK

•      Press Conference: 9:00 am MT

-    U.S. dial in: (877) 331-3424

Conference ID# 99288242

(International dial-ins below)

•      Employee Meetings at CHQ

 Hosted by US Airways CEO Doug Parker: 5:00 pm MT

-    Webcast: INSERT LINK

To listen live, we ask that you join local conference room

“listen-ins” – or feel free to listen to the replay at any time

Dear Fellow Pilots,

As Doug highlighted in his letter to all employees this morning, today we begin an exciting new chapter in our history. The merger we announced today will combine American Airlines and US Airways to create the new American Airlines, a premier global carrier. We are very excited about this combination and the opportunities the new American Airlines will offer to all of our stakeholders, especially for our pilots.

The transaction will combine American Airlines’ and US Airways’ complementary flight networks, increasing efficiency and providing more options for customers. We will become the largest airline in the world and a highly competitive alternative for consumers to other global carriers. The new American Airlines will provide greater flight opportunities, with more than 6,700 daily flights to 336 destinations in 56 countries. Together we will be able to offer our customers more choices and increased service across a larger worldwide network and through an enhanced oneworld® Alliance.

The combined company is expected to maintain all hubs currently served by American Airlines and US Airways and expand service from those hubs to offer increased service to existing markets and service to new cities. The new American Airlines is also expected to provide the most service across the East Coast and Central regions of the U.S., including the East Coast shuttle, and to expand its presence and further strengthen its network on the West Coast. For employees and communities this is great news. Unlike other transactions that are premised on excessive cost cuts, this merger is about the opportunities to grow revenues, which will also create more opportunities for employees as the combined airline flies more people to more places.

In addition, American’s landmark agreements with Airbus and Boeing, designed to transform the new American Airlines fleet over the next four years, will solidify its fleet plan into the next decade. The combined airline is planning to take delivery of 607 new aircraft, including 517 narrowbody aircraft and 90 widebody international aircraft. That means that, as a new company, we will have aircraft that are as ready for success as we are.

What This Means for US Airways Pilots

The pilots of both American Airlines and US Airways have been an important part of this merger process. As a result of your efforts, our pilots’ union and the unions representing American Airlines pilots, flight attendants and ground employees, have agreed to terms for improved collective bargaining agreements effective upon the closing of the merger. The American unions representing pilots and flight attendants are also working with their US Airways counterparts to determine representation and single agreement protocols.

In addition to the path to improved compensation and benefits, the combination will provide a more competitive and stable financial foundation, which will create greater opportunities for employees over the long term. I am excited to report that all employees of American Airlines and US Airways will also receive reciprocal travel privileges as quickly as possible.

The dedication you show every day to our passengers and their safety is at the heart of this airline. As we embark on this exciting new chapter, your role will continue to be the foundation of the combined company’s success.

What Happens Next

As we work toward completing the combination, it remains business as usual at US Airways – nothing will immediately change. Your pay, benefits, scheduling and travel privileges are the same today as they were yesterday. You will keep flying the aircraft you fly, and bidding remains unchanged. The most important thing all of us can do is to focus on continuing to provide our passengers with the safety, care and reliable service they expect from US Airways.

I, along with other members of our Flight Operations, Inflight and executive leadership teams, will be meeting with crews in the days and weeks ahead. I look forward to seeing many of you during these visits. As always, we are committed to open communication and to answering your questions.

In addition to the press release and materials you received this morning, attached are FAQs and customer-facing talking points. I encourage you to visit Wings and our new joint website, www.newAmericanarriving.com, where you will find additional information and resources about today’s announcement. You should also review the special editions of AboutUS and US News Now that you received this morning. Finally, we want to hear from you directly: use corporate.communications@usairways.com to submit any questions you may have. Remember, we are very early in the merger process and many day-to-day operational and policy decisions have yet to be considered. Of course, we will keep you advised of those decisions as soon as possible.

Through this combination we are creating a stronger, better airline. I’m excited about what’s ahead and hope you are too. Thank you for your commitment to our customers and the communities we serve.

[INSERT SIGNATURE]

[Captain Ed Bular, Senior Vice President, Flight Operations/Inflight]

International Dial-ins:

UK & Global Callers

Dial-In: +44 (0) 1452-585-999

France Dial-In: 0805-119-775

Germany Dial-In: 0800-589-1869

APAC Callers

Hong Kong Dial-In: +852-3017-5400

Singapore Dial-In: +65-6722-7877

Latin America Callers

Dial-In: (678) 825-8253

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Webcasts Today!

•      Analyst Conference Call: 6:30 am MT

-    Webcast: INSERT LINK

•      Press Conference: 9:00 am MT

-    U.S. dial in: (877) 331-3424

Conference ID# 99288242

(International dial-ins below)

•      Employee Meetings at CHQ

 Hosted by US Airways CEO Doug Parker: 5:00 pm MT

-    Webcast: INSERT LINK

To listen live, we ask that you join local conference room

“listen-ins” – or feel free to listen to the replay at any time

Dear Colleagues,

As Doug highlighted in his letter to all employees this morning, today we begin an exciting new chapter in our history. The merger we announced today will combine American Airlines and US Airways to create the new American Airlines, a premier global carrier. We are very excited about this combination and the opportunities the new American Airlines will offer to all of our stakeholders, especially for our flight attendants.

The transaction will combine American Airlines’ and US Airways’ complementary flight networks, increasing efficiency and providing more options for customers. We will become the largest airline in the world and a highly competitive alternative for consumers to other global carriers. The new American Airlines will provide greater flight opportunities, with more than 6,700 daily flights to 336 destinations in 56 countries. Together we will be able to offer our customers more choices and increased service across a larger worldwide network and through an enhanced oneworld® Alliance.

The combined company is expected to maintain all hubs currently served by American Airlines and US Airways, with increased service to existing markets and service to new cities. The new American Airlines is also expected to provide the most service across the East Coast and Central regions of the U.S., including the East Coast shuttle, and to expand its presence and further strengthen its network on the West Coast. For employees and communities this is great news. Unlike other transactions that are premised on excessive cost cuts, this merger is about the opportunities to grow revenues, which will also create more opportunities for employees as the combined airline flies more people to more places.

American Airlines’ landmark agreements with Airbus and Boeing, designed to transform the new American Airlines fleet over the next four years, will solidify its fleet plan into the next decade. The combined airline is planning to take delivery of 607 new aircraft, including 517 narrowbody aircraft and 90 widebody international aircraft. That means that, as a new company, we will have aircraft that are as ready for success as we are.

What This Means for US Airways Flight Attendants

We have been focused on the benefits of an American Airlines-US Airways combination for flight attendants since the very beginning. We have worked closely with Veda Shook, International President of the Association of Flight Attendants-CWA, and are pleased that our flight attendants’ union has reached a tentative agreement that includes support for the merger. In addition, as previously announced, the unions representing American Airlines pilots, flight attendants and ground employees, as well as the union representing US Airways pilots, have agreed to terms for improved collective bargaining agreements effective upon the closing of the merger. The American unions representing flight attendants and pilots are also working with their US Airways counterparts to determine representation and single agreement protocols.

In addition to the path to improved compensation and benefits, the combination will provide a more competitive and stable financial foundation, which will create greater opportunities for employees over the long term. I am excited to report that all employees of American Airlines and US Airways will also enjoy reciprocal travel privileges, beginning as quickly as possible.

As the face of our company to customers, you play a crucial role in our company’s success and will continue to be the foundation of our customers’ positive and safe experiences with the combined airline.

What Happens Next

As we work toward completing the combination, it remains business as usual at US Airways – nothing will immediately change. Your pay, benefits, scheduling and travel privileges are the same today as they were yesterday. The most important thing all of us can do is to focus on continuing to provide our passengers with the safety, care and reliable service they expect from US Airways.

I, along with other members of our Flight Operations, Inflight and executive leadership teams, will be meeting with crews in the days and weeks ahead. I look forward to seeing many of you during these visits. As always, we are committed to open communication and to answering your questions.

In addition to the press release and materials you received this morning, attached are FAQs and customer-facing talking points. I encourage you to visit Wings and our new joint website, www.newAmericanarriving.com, where you will find additional information and resources about today’s announcement. You should also review the special editions of AboutUS and US News Now that you received this morning. Finally, we want to hear from you directly: use corporate.communications@usairways.com to submit any questions you may have. Remember, we are very early in the merger process and many day-to-day operational and policy decisions have yet to be considered. Of course, we will keep you advised of those decisions as soon as possible.

Through this combination we are creating a stronger, better airline. I’m excited about what’s ahead and hope you are too. Thank you for your commitment to our customers and the communities we serve.

[INSERT SIGNATURE]

[Hector Adler, Vice President, Inflight Services]

International Dial-ins:

UK & Global Callers

Dial-In: +44 (0) 1452-585-999

France Dial-In: 0805-119-775

Germany Dial-In: 0800-589-1869

APAC Callers

Hong Kong Dial-In: +852-3017-5400

Singapore Dial-In: +65-6722-7877

Latin America Callers

Dial-In: (678) 825-8253

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Webcasts Today!

•      Analyst Conference Call: 6:30 am MT

-    Webcast: INSERT LINK

•      Press Conference: 9:00 am MT

-    U.S. dial in: (877) 331-3424

Conference ID# 99288242

(International dial-ins below)

•      Employee Meetings at CHQ

 Hosted by US Airways CEO Doug Parker: 5:00 pm MT

-    Webcast: INSERT LINK

To listen live, we ask that you join local conference room

“listen-ins” – or feel free to listen to the replay at any time

Dear Colleagues,

As Doug highlighted in his letter to all employees this morning, today we begin an exciting new chapter in our history. The merger we announced today will combine American Airlines and US Airways to create the new American Airlines, a premier global carrier. We are very excited about this combination and the opportunities the new American Airlines will offer to all of our stakeholders, including our fleet and maintenance employees.

The transaction will combine American Airlines’ and US Airways’ complementary flight networks, increasing efficiency and providing more options for customers. We will become the largest airline in the world and a highly competitive alternative for consumers to other global carriers. The new American Airlines will provide greater flight opportunities, with more than 6,700 daily flights to 336 destinations in 56 countries. Together, we will be able to offer our customers more choices and increased service across the combined company’s larger worldwide network and through an enhanced oneworld® Alliance.

The combined company is expected to maintain all hubs currently served by American Airlines and US Airways, with increased service to existing markets and service to new cities. The new American Airlines is also expected to provide the most service across the East Coast and Central regions of the U.S., including the East Coast shuttle, and to expand its presence and further strengthen its network on the West Coast. For employees and communities this is great news. Unlike other transactions that are premised on excessive cost cuts, this merger is about the opportunities to grow revenues, which will also create more opportunities for employees as the combined airline flies more people to more places.

In addition, we are excited about the combined fleet. American Airlines’ landmark agreements with Airbus and Boeing, designed to transform the new American Airlines fleet over the next four years, will solidify its fleet plan into the next decade. That means that, as a new company, we will have aircraft that are as ready for success as we are.

What This Means for You

We have been focused on the benefits of an American Airlines-US Airways combination for employees since the very beginning. We are pleased to be working closely with Rich Delaney, Tom Higginbotham and the leadership team of the IAM, as well as with the leadership of the TWU, in order to determine representation and single agreement protocols.

In addition to the path to improved compensation and benefits, the combination will provide a more competitive and stable financial foundation, which will create greater opportunities for employees over the long term. I am also excited to report that all employees of American Airlines and US Airways will receive reciprocal travel privileges as quickly as possible.

You play a crucial role in our company’s success, and we are deeply grateful for your hard work and dedication. As we move forward, your role will continue to be the foundation of our customers’ positive and safe experiences with the combined airline.

What Happens Next

As we work toward completing the combination, it remains business as usual at US Airways—nothing will immediately change. Your pay, benefits, scheduling and travel privileges are the same today as they were yesterday. The most important thing all of us can do is to focus on continuing to provide our passengers with the safety, care and reliable service they expect from US Airways.

In addition to the press release and materials you received this morning, attached are FAQs and customer-facing talking points. I encourage you to visit Wings and our new joint website, www.newAmericanarriving.com, where you will find additional information and resources about today’s announcement. You should also review the special editions of AboutUS and US News Now that you received this morning. Finally, we want to hear from you directly: use corporate.communications@usairways.com to submit any questions you may have. Remember, we are very early in the merger process and many day-to-day operational and policy decisions have yet to be considered. Of course, we will keep you advised of those decisions as soon as possible.

Through this combination we are creating a stronger, better airline. I’m excited about what’s ahead and hope you are too. Thank you for your commitment to our customers and the communities we serve.

[INSERT SIGNATURE]

[INSERT NAME, TITLE]

International Dial-ins:

UK & Global Callers

Dial-In: +44 (0) 1452-585-999

France Dial-In: 0805-119-775

Germany Dial-In: 0800-589-1869

APAC Callers

Hong Kong Dial-In: +852-3017-5400

Singapore Dial-In: +65-6722-7877

Latin America Callers

Dial-In: (678) 825-8253

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Dear INSERT,

As Doug highlighted in his letter to all employees this morning, today we begin an exciting new chapter in our history. The merger we announced today will combine American Airlines and US Airways to create the new American Airlines, a premier global carrier. We are very excited about this combination and the opportunities the new American Airlines will offer to all of our stakeholders, including our reservation agents.

The transaction will combine American Airlines’ and US Airways’ complementary flight networks, increasing efficiency and providing more options for customers. We will become the largest airline in the world and a highly competitive alternative for consumers to other global carriers. The new airline will retain the iconic American Airlines name, one of the most recognized brands in the world, and will provide greater flight opportunities, with more than 6,700 daily flights to 336 destinations in 56 countries.

The combined company is expected to maintain all hubs currently served by American Airlines and US Airways, with increased service to existing markets and service to new cities. The new American Airlines is also expected to provide the most service across the East Coast and Central regions of the U.S., including the East Coast shuttle, and to expand its presence and further strengthen its network on the West Coast.

The combined airline will also be part of a stronger oneworld® Alliance, enhancing its ability to provide customers with more options for travel and benefits both domestically and internationally. Simply put, our combined network will provide a more attractive offering to travelers, ensuring that we are always able to take our customers where they want to go.

Enhanced Services

Customers will also benefit from American’s landmark agreements with Airbus and Boeing, designed to transform the new American Airlines fleet over the next four years and solidify its fleet plan into the next decade. The combined airline is planning to take delivery of 607 new aircraft, including 517 narrowbody aircraft and 90 widebody international aircraft, most of which will be equipped with advanced in-seat inflight entertainment systems offering thousands of hours of programming, inflight Wi-Fi offering connectivity throughout the world, and “Main Cabin Extra” seating with 4 to 6 inches of additional legroom in the Main Cabin. In addition, and as currently provided on US Airways’ Airbus A330 international Envoy service, American’s new transcontinental and international widebody aircraft will feature lie-flat, all-aisle access premium class seats.

Largest Loyalty Program

By combining to create the new American, loyalty program members are expected to have even more opportunities to earn and redeem miles from an expanded global network of routes and partnerships, unmatched redemption options including flights, hotels, car rentals, vacation packages, one-way awards and club memberships, and much more.

Next Steps

We expect the transaction to be completed in the third quarter of 2013. Until the merger is complete, American Airlines and US Airways will remain separate companies.

Customers should continue to book, track and manage flights through their usual channels, and flight reservations will be unaffected. Please encourage customers to visit www.usairways.com/arriving for the latest information.

The most important thing all of us can do is to focus on continuing to provide our passengers with the safety, care and reliable service they expect from US Airways. In addition to the press release and materials you received this morning, attached are FAQs and customer-facing talking points.

It is very important that we reassure our customers that it is business as usual. Their Dividend Miles accounts are unchanged and their benefits have not been modified as a result of today’s announcement. They will be receiving dedicated emails explaining today’s news.

I encourage you to visit Wings and our new joint website, www.newAmericanarriving.com, where you will find additional information and resources about today’s announcement. You should also review the special editions of AboutUS and US News Now that you received this morning. Finally, if you have any questions, feel free to submit them to corporate.communications@usairways.com. Remember, we are very early in the merger process and many day-to-day operational and policy decisions have yet to be considered, let alone decided. Of course, we will keep you advised of those decisions as soon as possible.

Through this combination we are creating a stronger, better airline. I’m excited about what’s ahead and hope you are too. Thank you for your commitment to our customers and the communities we serve.

Tim Lindeman

VP - Reservations

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

AMR-US Airways Merger Employee FAQ

What Was Announced

1.	What was announced today?
•	Today we announced that American Airlines and US Airways will combine to create the new American Airlines, a premier global carrier.
•	We are very excited about this combination and the opportunities the new American Airlines will offer to all of our stakeholders, especially for our employees.
•

In addition to the path to improved compensation and benefits, the combination will provide a more competitive and stable financial foundation, which will create greater opportunities for employees over the long term.

•	In terms of next steps, the transaction must be approved by the bankruptcy court, and is subject to regulatory approvals, approval by US Airways shareholders and customary closing conditions.
•	We expect the combination to be completed in the third quarter of 2013.

2.	What will the new company’s name be?
•	The combined airline will retain the iconic, globally recognized American Airlines brand.

3.	Where will the company’s headquarters be located?
•

The company will be headquartered in Dallas-Fort Worth and will maintain a significant corporate and operational presence in Phoenix. Phoenix is an important part of our history and we will maintain our commitment to this important community.

4.	Who will run the combined company?
•	Doug Parker will serve as Chief Executive Officer of the combined company and a member of the Board of Directors.
•

Tom Horton, Chairman, President and Chief Executive Officer of American Airlines, will serve as Chairman of the Board through its first annual meeting of shareholders, at which time Doug will assume the additional position of Chairman of the Board.

5.	Will any major hubs be affected as a result of the merger?
•

The combined company is expected to maintain all hubs and service to all destinations currently served by American Airlines and US Airways, with increased service to existing markets and service to new cities.

•	This is great news for our employees and the communities we serve.

What This Means for Me

6.	What does this transaction mean for me?
•	We are very excited about the significant benefits this transaction brings to our employees.
•	Employees of the combined airline will benefit from being part of a company with a more competitive and stable financial foundation, which will create greater opportunities over the long term.
•	The merger will provide employees with the path to improved compensation and benefits.
•	Importantly, the unions’ agreements represent an enhancement to compensation and benefits currently in place for US Airways employees.
•	Each carrier’s employees will receive reciprocal travel privileges as quickly as possible.
•	As we work toward completing the transaction, it remains business as usual at US Airways – nothing will immediately change.

•	We will look to you to keep doing the great work you do day in and day out to take care of our customers.

7.	Where will the combined company’s Operations Control Center, Reservations, Flight Training and Maintenance facilities be located?
•

While it is premature to discuss specifics now, during the period between the signing and closing of the transaction, a transition-planning team comprised of leaders from both companies will develop a carefully constructed integration plan to help assure a smooth and sustainable transition.

•	We are committed to keeping you updated on important developments.
•	It is important to remember that, until the transaction closes, we will continue to operate as two independent companies and compete as we do today.

8.	Where will the combined company’s crew base facilities be located?
•

During the period between the signing and closing of the transaction, a transition-planning team comprised of leaders from both companies will develop a carefully constructed integration plan to help assure a smooth and sustainable transition.

•	We are committed to keeping you updated on important developments.

9.	Will labor groups hold a seat, or seats, on the board of the new company?
•

The Board of Directors will initially be made up of twelve members. The Board will be comprised of three American Airlines representatives, including Tom Horton, four US Airways representatives, including Doug Parker, and five AMR creditor representatives.

10.	How will union employees be impacted?
•

As previously announced, the unions representing American Airlines pilots, flight attendants and ground employees, as well as the union representing US Airways pilots, have agreed to terms for improved collective bargaining agreements effective upon the closing of the merger.

•	In addition, the union representing US Airways flight attendants has reached a tentative agreement which includes support for the merger.
•	American’s unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols.
•	The new agreements will provide a path to improved compensation and benefits, which represent enhancements to compensation and benefits currently in place for US Airways employees.

11.	Will there be any job losses or involuntary furloughs for nonunion employees as a result of this combination?
•

Unlike other transactions that are premised on excessive cost cuts, this merger is about the opportunities to grow revenues, which will also create more opportunities for employees as the combined airline flies more people to more places.

•

Importantly, we’ve only just announced the agreement and no operational decisions have been made, nor can they be implemented, at this time. We will carefully study the opportunities to combine these two great companies in a manner that enables us to create a great organization going forward. Suffice it to say that we expect to build a team that is the “best of both” organizations.

12.	What is the American Airlines-US Airways strategy for labor integration?
•

American unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols. All our unions have established processes for both representation elections, and collective bargaining, that conform with the National Railway Labor Act.

•

During the period between the signing and closing of the transaction, a transition-planning team comprised of leaders from both companies will develop a carefully constructed integration plan to help assure a smooth and sustainable transition.

13.	Will there be opportunities for both companies’ employees in terms of relocation?
•

Until integration planning is complete, we really won’t have a clear picture on where employees may need to relocate, nor what that timing may be. What we do know is that the new American Airlines headquarters will be in Dallas-Fort Worth. However, we will retain a significant corporate and operational presence in Tempe.

•	Employees of the combined airline will benefit from being part of a company with a more competitive and stable financial foundation, which will create greater opportunities over the long term.

Customers

14.	Will US Airways customers see any changes to our service right now as a result of today’s announcement?
•	No. Until the merger is complete, both airlines will remain independent, and it will be business as usual for American Airlines and US Airways.
•	For US Airways, this means we will continue to focus on providing our customers with the safe, reliable, convenient service they expect from us.

15.	What do I tell our customers if they ask about today’s announcement?
•	As we work toward completing the transaction, it remains business as usual at US Airways – nothing will immediately change.
•	Customers can continue to book travel and track and manage flights as well as frequent flyer activity through AA.com or USAirways.com.
•	Customers will continue to enjoy all benefits and rewards of the AAdvantage® and Dividend Miles frequent flyer programs.
•	At this time, there are no changes to the frequent flyer programs of either airline as a result of the merger agreement.
•

All miles in both programs will continue to be honored. Upon merger approval, additional information will be provided to customers of both frequent flyer programs on any future program updates, including account consolidation or benefit alignment.

•	Once the transaction is closed, customers will enjoy enhanced connectivity with oneworld Alliance partners, creating more options for travel and benefits both domestically and internationally.
•	We encourage all customers to visit a customer-specific microsite, www.usairways.com/arriving.

Next steps

16.	When will the transaction be completed?
•	We expect the transaction to be completed in the third quarter of 2013.

17.	What should I say if I’m contacted by media, financial community or other third parties about the transaction?
•	If you receive any inquiries from the media, please forward them to US Airways Corporate Communications at: media.relations@usairways.com or the Media Relations Hotline at: 480-693-5729.

18.	How do I find out more about the merger?
•	You are encouraged to visit Wings and our new joint website, www.newAmericanarriving.com, where you will find additional information and resources about today’s announcement.
•	You should also review the special editions of AboutUS and US News Now that you received today.
•	Please send any additional questions you may have to corporate.communications@usairways.com.
•	Beginning next week, we will launch a new deal related newsletter, Arrivals, which will provide regular updates.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

ALL EMPLOYEE TOWN HALL SCRIPT

Opening Remarks

•	Good afternoon. I’m pleased to be here today at our company headquarters to talk with you about the exciting merger we announced this morning with American Airlines.

•	This is a historic day in aviation and a great day for all of our stakeholders, especially employees.

•

Combining with American Airlines will create the new American Airlines, a premier global carrier that will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace.

•	Importantly, this transaction is the result your hard work and focus on our operations, as well as our customers, to make US Airways the terrific airline it is today.

•

Your hard work has helped us achieve records in nearly every operating metric, including the key customer reliability metrics of on-time performance and baggage handling, and generate strong financial results that are similar to larger airlines in our industry.

•	I’m thrilled to say that thanks to your collective and individual efforts, we are able to choose the best path forward for our company.

•	I want to emphasize how excited we are to announce this merger and to begin working toward realizing the significant benefits of this transaction.

•	I’m sure you have a lot of questions, so we’ll keep our remarks brief in order to give those of you here in Phoenix time to ask questions.

The New American Airlines

•	The combined company will retain the iconic, globally recognized American Airlines brand.

•	The company will be headquartered in Dallas-Fort Worth and will maintain a significant corporate and operational presence in Phoenix.

•

[UPDATE IF ISOM IS USING]: After the close, I will serve as Chief Executive Officer of the combined company and a member of the Board of Directors. Tom Horton, Chairman, President and Chief Executive Officer of American Airlines, will serve as Chairman of the Board through its first annual meeting of shareholders, at which time I will assume the additional position of Chairman of the Board.

•	By combining American Airlines’ and US Airways’ complementary flight networks, we will be able to increase efficiency and provide more options for customers.

•	The new American Airlines will offer more than 6,700 daily flights offered to 336 destinations in 56 countries.

•

We will provide the most service across the East Coast and Central regions of the U.S., including our East Coast shuttle, and will expand our presence and further strengthen our network on the West Coast.

•

And because we’ll be maintaining all hubs currently served by American Airlines and US Airways, with increased service to existing markets and service to new cities. Simply put, customers of both airlines can enjoy the same connections they always have—plus many more—as our networks come together.

•	We will be able to offer our customers enhanced connectivity with oneworld Alliance® partners, creating more options for travel and benefits both domestically and internationally.

•	Additionally, we will improve valuable loyalty program benefits through expanded opportunities to earn and redeem miles across the combined network.

•

Finally, American Airlines’ landmark agreements with Airbus and Boeing, designed to transform the new American Airlines fleet over the next four years will solidify its fleet plan into the next decade. That means that, as a new company, we with will have aircraft that are as ready for success as we are.

•	In short, we are creating a combination where our travelers will be able to enjoy more choices and increased service to more destinations around the world.

Employees: Forming a stronger airline with more opportunities

•	Let me discuss now how this combination will benefit employees.

•	First of all, we want to express how proud our entire management team and Board is of everything that the US Airways team has accomplished so far.

•	The benefits of an American Airlines-US Airways combination for employees have been a core focus of ours since the very beginning.

•

Unlike other transactions that are premised on excessive cost cuts, this merger is about the opportunities to grow revenues, which will also create more opportunities for employees as the combined airline flies more people to more places.

•	Employees of the combined airline will benefit from being part of a company with a more competitive and stable financial foundation, which will create greater opportunities over the long term.

•	The merger will provide the path to improved compensation and benefits for employees.

•	Furthermore, all employees of American Airlines and US Airways will also receive reciprocal travel privileges on both airlines as quickly as possible.

•	Employee support is one of the keys to the successful integration of our two great companies and echoes the wide-spread employee support of the merger.

•

As previously announced, the unions representing American Airlines pilots, flight attendants and ground employees, as well as the union representing US Airways pilots, have agreed to terms for improved collective bargaining agreements effective upon the closing of the merger.

•	In addition, the union representing US Airways flight attendants has reached a tentative agreement that includes support for the merger.

•	The American Airlines unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols.

•	However, until we close, we remain separate companies. So for now, your pay, benefits, scheduling and travel privileges are the same today as they were yesterday.

•

Over the past few months, I have gotten to know a number of employees at American Airlines and I am confident that they share the same passion and commitment to running a strong airline that we have at US Airways.

•

We are looking forward to a bright future for our employees and enhanced service and choice for our customers. Today’s announcement starts us on the exciting path toward becoming one team and one new airline.

•	I look forward to integrating our combined workforces to create the preeminent employee base in our industry.

What to Expect

•	In terms of next steps, both companies are working diligently to obtain necessary approvals to complete this combination, which is expected to close in the third quarter of 2013.

•

During the period between the signing and closing of the combination, a transition-planning team comprised of leaders from both companies will develop a carefully constructed integration plan to help assure a smooth and sustainable transition.

•	Please be sure to convey to customers that it remains business as usual at US Airways.

•

If you are an employee who interacts with customers on a daily basis, you will be receiving a document with talking points and frequently asked questions that will assist you in discussing the proposed transaction with customers.

•

As we move forward, it is imperative that we continue focusing on running a great airline by working safely, working hard and continuing to provide our passengers with the industry-leading service they expect from US Airways.

Closing Remarks

•

To wrap up, the combination is an exciting opportunity that will raise the bar in our industry, providing exciting global travel destinations for customers, enhanced career opportunities for employees and benefits to the communities in which we operate.

•	As you well know, this news is likely to generate lots of questions. To help answer some of your questions, we have sent you FAQs and provided information on Wings.

•	You should also review the special editions of AboutUS and US News Now that you received this morning.

•	We also invite you to explore our new website dedicated to our proposed combination, www.newAmericanarriving.com, to learn more about the proposed transaction.

•

We will do our very best to keep you informed throughout this process. As we always do, we’re committed to open communication and answering your questions, keeping in mind that we can’t answer all of your questions at this point.

•

Together, we are running a terrific airline and generating positive financial returns while delivering great customer satisfaction. You should be proud of our accomplishments, and I hope you share my excitement about our future as a combined company.

•	Thank you again for your dedication, skill and will to succeed.

•	With that, we’ll take your questions.

DAY 1 SECTION FOR US NEWS DAILY

Today we begin an exciting new chapter in our history. This morning we announced that we entered into a definitive merger agreement under which American Airlines and US Airways will combine to create the new American Airlines, a premier global carrier. The combined company will retain the iconic, globally recognized American Airlines brand and will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace.

This is a great day for all of our stakeholders – including the employees of both airlines. Employees benefit from being part of a company with a more competitive and stable financial foundation, which will create greater opportunities over the long term. In addition to providing the path to improved compensation and benefits, each carrier’s employees will receive reciprocal travel privileges as quickly as possible.

Keeping you up to date about today’s announcement is a top priority for us. There will be several webcasts throughout the day that employees can access, including:

•	An analyst conference call: 6:30 am MT
•	A press conference (via a dial-in): 9:00 am MT
•	An all employee meeting at Corporate Headquarters on at 5:00 pm MT

Replays of these meetings will be available through Wings. For more information, please visit Wings and our new joint website www.newAmericanarriving.com, where you will find additional information and resources about today’s announcement. You should also review the special edition of AboutUS.

We are very early in the merger process and many day-to-day operational and policy decisions have yet to be considered. We will keep you advised of those decisions as soon as possible. As always, please send questions to corporate.communications@usairways.com so we can do our best to get them answered in a timely manner.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

February 14, 2013

Dear US Airways Retiree,

We want to share some exciting news. Today we announced that American Airlines and US Airways will combine to create a premier global carrier. The combined company will retain the iconic, globally recognized American Airlines brand. The new American Airlines will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace. We are very excited about this combination and the opportunities the new American Airlines will offer to all of our stakeholders.

The transaction will combine American Airlines’ and US Airways’ complementary flight networks, increasing efficiency and providing more options for customers. We will become the largest airline in the world and a highly competitive alternative for consumers to other global carriers. The new American Airlines will provide greater flight opportunities, with more than 6,700 daily flights to 336 destinations in 56 countries. Together we will be able to offer our customers more choices and increased service across a larger worldwide network and through an enhanced oneworld® Alliance.

The combined company is expected to maintain all hubs currently served by American Airlines and US Airways, with increased service to existing markets and service to new cities. The new American Airlines is also expected to provide the most service across the East Coast and Central regions of the U.S., including the East Coast shuttle, and to expand its presence and further strengthen its network on the West Coast.

In addition, American’s landmark agreements with Airbus and Boeing, designed to transform the new American Airlines fleet over the next four years, will solidify its fleet plan into the next decade.

We are also excited to announce that each carrier’s employees will receive reciprocal travel privileges as quickly as possible, affording all our employees and retirees even more opportunities to travel the world.

We encourage you to visit a new website dedicated to the combination, www.newAmericanarriving.com for more details.

Through this combination we are creating a stronger, better airline; an airline that would not have been possible without the commitment, hard work and dedication of all our employees. We are excited about what’s ahead and hope you are too.

Sincerely,

Doug

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.